Filed Pursuant to Rule 424(b)(2)

Registration No. 333-232144

Amendment No. 1 dated March 14, 2022 to the Pricing Supplement dated October 21, 2021 to the

Prospectus dated August 1, 2019, the

Prospectus Supplement dated August 1, 2019 and the Prospectus Supplement Addendum dated February 18, 2021

iPath® Series B S&P 500® VIX Short-Term FuturesTM ETN

This amendment No. 1 amends and supplements the original pricing supplement dated October 21, 2021 (the “Pricing Supplement”) with respect to the iPath® Series B S&P 500® VIX Short-Term FuturesTM Exchange-Traded Notes (Ticker: VXX) (the “ETNs”) and does not pertain to any other series of exchange-traded notes described therein. The terms of the ETNs are as described in the Pricing Supplement and include the specific amendments described below. Terms used but not defined herein have the meanings given to them in the Pricing Supplement.

No Further Sales or Issuances: Effective as of the open of trading on March 14, 2022, we will suspend, until further notice, any further sales from inventory and any further issuances of the ETNs. As a result of this modification, the Pricing Supplement is amended to reflect this suspension.

Risk Factors: As described in the Pricing Supplement, under the heading “Risk Factors ― The Market Value of Each Series of ETNs May Be Influenced by Many Unpredictable Factors,” the market value of the ETNs may be influenced by, among other things, the levels of supply and demand for such ETNs. It is possible that this suspension may influence the market value of the ETNs. Barclays Bank PLC believes that the limitations on issuance and sale implemented may cause an imbalance of supply and demand in the secondary market for the ETNs, which may cause the ETNs to trade at a premium or discount in relation to their indicative value. Therefore, any purchase of the ETNs in the secondary market may be at a purchase price significantly different from their indicative value. In particular, paying a premium purchase price over the indicative value of the ETNs could lead to significant losses in the event you sell your ETNs at a time when such premium is no longer present in the marketplace or if we redeem the ETNs at our discretion. Investors should consult their financial advisors before purchasing or selling the ETNs, especially ETNs trading at a premium over their indicative value. Furthermore, if you sell your ETNs at a price which reflects a discount below the intraday indicative value, you may experience a significant loss.

You may lose all or a substantial portion of your investment within a single day if you invest in the ETNs. Any payment on the ETNs at or prior to maturity, including any repayment of principal, is not guaranteed by any third party and is subject to both the creditworthiness of Barclays Bank PLC and to the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. If Barclays Bank PLC were to default on its payment obligations or become subject to the exercise of any U.K. Bail-in Power (or any other resolution measure) by the relevant U.K. resolution authority, you might not receive any amounts owed to you under the ETNs. See “Consent to U.K. Bail-in Power” and “Risk Factors” in the Pricing Supplement and “Risk Factors” in the accompanying prospectus supplement for more information.

The ETNs are intended to be trading tools for sophisticated investors to manage daily trading risks and are only suitable for a very short investment horizon. The ETNs may not be suitable for all investors and should be used only by investors with the sophistication and knowledge necessary to understand the risks inherent in the Index, the futures contracts that the Index tracks and investments in volatility as an asset class generally. Investors should consult with their broker or financial advisor when making an investment decision and to evaluate their investment in the ETNs and should actively manage and monitor their investments in the ETNs throughout each trading day.

The ETNs are not deposit liabilities of Barclays Bank PLC and are not insured by the United States Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these ETNs or determined that this amendment No. 1 or the Pricing Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

Amendment No. 1 dated March 14, 2022 to the Pricing Supplement dated October 21, 2021

You should read this amendment No. 1 and the Pricing Supplement together with the prospectus dated August 1, 2019, as supplemented by the prospectus supplement dated August 1, 2019 relating to our Global Medium-Term Notes, Series A, of which these ETNs are a part, and the prospectus supplement addendum dated February 18, 2021. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Pricing Supplement dated October 21, 2021: http://www.sec.gov/Archives/edgar/data/312070/000110465921128505/tm2130761d1_424b2.htm

•	Prospectus dated August 1, 2019:

http://www.sec.gov/Archives/edgar/data/312070/000119312519210880/d756086d424b3.htm

•	Prospectus Supplement dated August 1, 2019:

http://www.sec.gov/Archives/edgar/data/312070/000095010319010190/dp110493_424b2-prosupp.htm

•	Prospectus Supplement Addendum dated February 18, 2021:

http://www.sec.gov/Archives/edgar/data/312070/000095010321002483/dp146316_424b3.htm